ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated December 20, 2006 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective January 13, 2007, ING Goldman Sachs® Capital Growth Portfolio (Service Class) will merge into ING VP Growth Portfolio (Class I) and ING VP Natural Resources Trust will merge into ING Global Resources Portfolio (Class S). After the close of business on January 12, 2007, all existing account balances invested in ING Goldman Sachs® Capital Growth Portfolio (Service Class) will be transferred to ING VP Growth Portfolio (Class I) and all existing account balances invested in ING VP Natural Resources Trust will be transferred to ING Global Resources Portfolio (Class S). As a result of the merger, effective January 13, 2007 all references to ING Goldman Sachs® Capital Growth Portfolio (Service Class) and ING VP Natural Resources Trust in the Contract Prospectus, Contract Prospectus Summary and SAI are hereby deleted and ING Global Resources Portfolio (Class S) is added as an investment option.

Unless you provide us with alternative allocation instructions, all future allocations directed to ING Goldman Sachs® Capital Growth Portfolio (Service Class) after the date of the merger will be automatically allocated to ING VP Growth Portfolio (Class I) and all future allocations directed to ING VP Natural Resources Trust after the date of the merger will be automatically allocated to ING Global Resources Portfolio (Class S). You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

> ING
> USFS Customer Service
> Defined Contribution Administration, TS21
> 151 Farmington Avenue
> Hartford, CT 06156-1277
> 1-800-262-3862

See also the Transfers section of your Contract Prospectus or Investment Options section of your Contract Prospectus Summary for further information about making fund allocation changes.

2. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change with the addition of the ING Global Resources Portfolio (Class S). Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. Effective September 30, 2006, the information for ING VP Global Science and Technology Portfolio, and effective December 1, 2006 and the information for ING Legg Mason Partners Aggressive Growth Portfolio appearing in the Contract Prospectus under Appendix IV – Fund Descriptions is deleted and replaced with the following to reflect subadviser name changes. Effective January 13, 2007, the following information regarding ING Global Resources Portfolio is added to Appendix IV – Fund Descriptions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Resources Portfolio	Directed Services, LLC **Subadviser**: ING Investment Management Co.	Seeks long-term capital appreciation.
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

4. Effective December 29, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Accordingly, effective December 29, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the Contract Prospectus Summary are replaced with Directed Services, LLC.

5. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix IV – Fund Descriptions are replaced with Directed Services, LLC.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.